Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

June 29 2007

Re:	Shire plc Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Matthew Emmens, Chief Executive Officer of Shire plc (the “Company”) dated June 1, 2007 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006.

We have repeated your numbered comments and provided a response to each comment below.

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations for the Years to December 31, 2006 and 2005, page 50

1.
In a disclosure-type format, please provide an explanation of the decrease in the day’s sales outstanding from 78 days in 2005 to 65 days in 2006.  Also provide a discussion for the increase in the day’s sales outstanding during the quarter ended March 31, 2007 to 69 days.  Your explanation in Form 10-Q states that the increase in receivables is due to the timing of sales during the quarter.  Please expand this explanation to explain the underlying reason for the timing of sales during the quarter.

Response:

We note the Staff’s comments above with respect to the Company’s day’s sales outstanding at December 31, 2005, December 31, 2006 and March 31, 2007 and acknowledge that based on total revenues as presented in each period, day’s sales outstanding have moved as described.

The Company respectfully advises the Staff, however, that

a)
As outlined in Note 3 (d-e) on pages F-17 to F-18 of the Company’s annual report on Form 10-K for the fiscal year to December 31, 2006, the Company’s revenues are reported net of sales deductions, namely rebates, returns, coupons, (early settlement) discounts and wholesaler chargebacks. Although provisions for discounts are recorded as reductions to accounts receivable, all other sales deduction provisions are presented within current liabilities. As a result, the calculation of day’s sales outstanding using reported (net) revenues is not consistent with the accounts receivable position.

b)
The Company’s gross sales are often affected by wholesaler and customer ordering patterns, and can vary from month to month. For example, in March 2007, gross revenues totaled $234.2 million (including $129.3 million for ADHD products) while in December 2006 gross revenues totaled $180.8 million (including $94.1 million for ADHD products).

Shire plc  Registered in England 5492592    Registered Office as above

c)
During the quarter ended March 31, 2007 the Company launched its ulcerative colitis product LIALDA which increased accounts receivable at March 31, 2007 by $30.5 million, but did not increase reported revenue as all of LIALDA’s revenue in the quarter was deferred pending persuasive evidence of customer acceptance of the product, pursuant to Staff Accounting Bulletin release 104 codified in Topic 13.

As a result of the abovementioned factors, the Company believes that a more representative measure of its accounts receivable position would use gross revenues (adjusted for deferred revenue) on a monthly count-back basis. The Company’s day’s sales outstanding at December 31, 2005, December 31, 2006 and March 31, 2007 using this method were as follows:

	March 31, 2007	December 31, 2006	December 31, 2005

Day’s sales outstanding	54 days	51 days	50 days
Adjustment for deferred revenue[1]	(3) days	-	-
Adjusted day’s sales outstanding	51 days	51 days	50 days

¹As outlined in (c) above, deferred revenue of $30.5 million relating to LIALDA (launched on March 19, 2007) was included in accounts receivable at March 31, 2007.

The Company respectfully proposes to the Staff that, based on the above analysis, there is no material movement in the Company’s day’s sales outstanding for the periods identified.  However, if there is a material movement in this measure in future periods, the Company will disclose the underlying reason for such movements in its filings.

Item 8: Financial Statements and Supplementary Data, page F-1.

(f) Cost of Product Sales, page F-19

2.
We believe that amortization of intangible assets related to acquired developed products should be included in cost of sales.  Please clarify whether cost of product sales includes amortization of intangibles.  If no amortization is included, please confirm that you will parenthetically highlight that fact on your consolidated statements of operations in your future filings.

Response:

We note the Staff’s comment above with respect to the inclusion of the amortization of intangibles within cost of sales.  By means of clarification we advise the Staff that the Company does not include the amortization of intangible assets relating to intellectual property rights acquired in cost of product sales.  Suggested expanded disclosure, which the Company intends to include in the consolidated statement of operations in its next 10-Q filing, is set out below:

CONSOLIDATED STATEMENTS OF OPERATIONS

Costs and expenses:
Cost of product sales¹

¹ Cost of product sales does not include amortization of intangible assets relating to intellectual property rights acquired of $56.3 million (2005: $45.3 million), which is included in selling, general and administrative costs.

Shire plc  Registered in England 5492592    Registered Office as above

Note 25. Segment Reporting, page F-57

3.
Long lived assets by geographic areas should not include intangible assets. Refer to question 22 in the FASB Implementation Guide to FAS 131. Provide us revised disclosure which shows assets located in each country. You may provide your current disclosure in addition to that required by the standard.

Response:

The Company notes the Staff’s comment and the guidance as included in question 22 in the FASB Implementation Guide to FAS 131. Shire will amend its disclosure in future filings to comply with the guidance.

The Company’s revised disclosure excluding intangible assets (both goodwill and other intangible assets) from long-lived assets by geographic areas, for the fiscal year ended December 31, 2006 is outlined below:

Geographic information

Long-lived assets comprise all non-current assets (excluding goodwill and other intangible assets, deferred tax assets, investments and financial instruments) based on the geographic location within which the economic benefits arise:

Year to December 31,	2006 $’M	2005 $’M
United Kingdom	79.1	65.6
North America	224.1	209.9
Rest of World	2.0	1.4

Total	305.2	276.9

Note 29. Income Taxes, page F-63

4.
You recognized $187 million related to ongoing tax audits in the fourth quarter of 2006 which represents 59% of income before taxes for 2006. Provide us expanded disclosure which explains the nature of issues related to the $187 million and what periods the $187 million relates to quantified by year. Explain why you have not disclosed a range of reasonably possible amounts due in excess of the $187 million as required by FAS 5. Also disclose the jurisdiction involved as your disclosure indicates it is not related to either the UK or US. The disclosure should explain why recognition in the fourth quarter of 2006 was appropriate and why the amount should not have been recognized earlier. Discuss why you pay so little income tax in the UK and US when compared to the amount of revenue shown for the UK and US in your segment note.

Response:

Tax Contingencies

The Company notes the Staff’s comments and has drafted expanded disclosure, set out in Appendix A, addressing the points noted below.

The Company recorded an increase in its current tax liability in the fourth quarter of 2006 due to the recognition of additional tax contingencies (the “Contingencies”), of $187 million in respect of certain ongoing tax audits.  The tax audits related to the years 1999 through 2006 and covered a range of issues including transfer pricing, potential restrictions on the utilization of net operating losses (“NOLs”), potential taxation of overseas dividends and controlled foreign companies rules.

Shire plc  Registered in England 5492592    Registered Office as above

In the fourth quarter of 2006, the Company received correspondence in respect of these tax audits proposing significant adjustments to certain filed tax positions.  Before receiving this correspondence, the Company considered it remote that these adjustments would be proposed.

Following receipt of this correspondence in the fourth quarter of 2006, the Company commenced consultations with expert third party advisors, to assess the merits, quantum and implications of the proposed adjustments, and the Company’s likely response, to determine whether additional losses in excess of the amounts already accrued were reasonably possible or probable.  The Company completed these consultations in December 2006, following which the Company was then able to determine that it was probable additional losses had been incurred and the amounts could be reasonably estimated, and it was therefore appropriate to record the Contingencies.

The Contingencies were quantified based on an assessment of the probable liability, in accordance with the provisions of FAS 5 paragraph 8 and FIN 14 paragraph 3, arising from the ultimate tax treatment or outcome of contemplated negotiations with taxing authorities, and any appeals and or litigation of these items.

The Company does not believe that the occurrence of a liability in excess of the amount recorded is reasonably possible and so has not disclosed in its Form 10-K a range of possible amounts due in excess of the $187 million recorded.

The Company considers that for the year to December 31, 2006 and previously it followed the guidance in FAS 5, FIN 14, and SOP 94-6 in accounting for income tax contingencies.  The guidance in FIN 18 and APB 28 was applied when accounting for income taxes in interim periods.

The Company has drafted expanded disclosure, included as Appendix A, addressing each of the aforementioned points; such disclosure will be included in future filings, as appropriate.   Management respectfully proposes to the Staff that the appended revised disclosure provides readers of the financial statements with relevant and comparable information on the nature of the Contingencies as required by the guidance in FAS 5, FIN 14 and SOP 94-6.

Taxable Income – UK and US

The Company respectfully advises the Staff that there are a number of reasons why the income taxes paid in a territory in which Shire operates will not correlate to the revenues for that particular territory as disclosed in the Company’s segmental analysis.

The Company’s UK revenues, (based on the geographic location from which the sales originated), for the year to December 31, 2006 were $188 million. In addition to normal operating costs, the Company also incurred significant “stewardship” or “shareholder” type expenses that arise solely as a result of the parent company being incorporated and domiciled in the UK. Under the Organization for Economic Co-operation and Development (“OECD”) guidelines on transfer pricing it is accepted that these costs are not recharged to other Shire group companies but instead are borne by the UK affiliates. These costs result in a lower level of accounting and taxable profits in the UK.

As disclosed in Note 25, Segment reporting, the Company’s North American revenues for the year to December 31, 2006 were $1,341 million, including Royalty income of $109 million which, although resulting from the licensee’s sales in North America, is received by the Company in another jurisdiction and is not subject to tax in any North American territory (this royalty income is included as part of pre tax income generated from “Other jurisdictions” in Note 29 to the Financial Statements). Other reasons for the low income tax paid on profits arising from these revenues include:

•	The majority of the Company’s research & development expenses being incurred in the US;
•	The majority of the Company’s selling, general and administrative expenses being incurred in the US; and
•	Financing, integration and other costs associated with recent US acquisitions.

Shire plc  Registered in England 5492592    Registered Office as above

Following consideration of the Staff’s comments, the Company has provided expanded disclosure in respect of Note 29, Income Taxes, as Appendix A to this response.

5.
In the fourth quarter of 2006 you also reversed an undisclosed amount of the valuation allowance on deferred tax assets. In revised disclosure indicate the amount reversed due to changed estimates (paragraph 45h of FAS 109). More fully explain what events occurred or new information became available in the fourth quarter of 2006 that triggered recognition of the reversal of valuation allowances. Be specific in reasons why a valuation allowance had been deemed necessary and what occurred to change that view. Provide both quantitative and qualitative information. Explain how net operating losses were generated when you report income before taxes. Clarify if the reversal of valuation allowance is related to the $187 million in the above comment.

Response:

We note the Staff’s comments and we respectfully advise the Staff that at December 31, 2005 we had recorded valuation allowances totaling $235 million, primarily related to the realization of recorded tax benefits on tax loss carry-forwards from the Company’s operations in the US, UK and other territories.

During the fourth quarter of the year to December 31, 2006 the Company reversed $120 million of these brought forward valuation allowances. Of the $120 million of valuation allowances reversed, $97 million was in respect of NOL carry-forwards in the UK. The primary reason for reversing these UK valuation allowances was both the implementation of new tax planning strategies in the fourth quarter of 2006, and existing tax planning strategies becoming prudent and feasible in the fourth quarter. These tax planning strategies resulted in revised forecasts of future taxable income in the UK, providing positive evidence sufficient to overcome the negative evidence, (as outlined in FAS 109, paragraphs 20-25), that had previously supported the Company’s decision to record valuation allowances against these UK NOL carry-forwards.

The Company considered the guidance contained in FAS 109 and in particular paragraphs 21, 22, 107 and 246 in its evaluation of whether the tax planning strategies were prudent and feasible and in determining the appropriate timing for recognizing the reversal of these brought forward valuation allowances. Prior to the fourth quarter of 2006 the predominant tax planning strategy that triggered the reversal of the brought forward valuation allowances did not provide a feasible source of taxable income because the strategy was dependent on amendments to foreign tax legislation that were not within the unilateral control of the Company.

The amendments to foreign tax legislation and the receipt of confirmation from the relevant foreign tax authorities of the intended application of these amendments were viewed by the Company as essential pre-conditions for implementation of the tax planning strategy. Only following satisfaction of these pre-conditions in the fourth quarter of 2006 did the Company consider the tax planning strategy “prudent and feasible”, and therefore able to be implemented. The Company believes that it only had the ability to implement these tax planning strategies once these conditions were satisfied; until the satisfaction of these conditions, the Company did not expect to implement these tax planning strategies.

The approach outlined above in respect of the reversal of UK valuation allowances is applied by the Company to all valuation allowances by following the guidance contained within FAS 109. Following the application of this guidance, during the fourth quarter of 2006 other brought forward valuation allowances, totaling $23 million, were similarly reversed.

Following consideration of the Staff’s comments the Company has provided expanded disclosure in respect of Note 29, Income Taxes, as Appendix A to this response.

The Company respectfully advises the Staff that while, on a consolidated basis, the Company has reported net income before tax, the Company operates in a number of foreign jurisdictions where in some cases operating losses have been generated as a result of the activities carried out in those territories.

Shire plc  Registered in England 5492592    Registered Office as above

The Company can confirm that the reversal of the valuation allowance was unrelated to the $187 million in the previous comment. The penultimate sentence on page F-64 should read “Following the reversal…” not “Following this reversal…”.  This was an inadvertent error.

6.	Explain why permanent differences reduced the effective tax rate so much in 2006.

Response:

We note the Staff’s comment, and respectfully advise the Staff that the Company had pre-tax income from continuing operations before income taxes and earnings of equity method investees and discontinued operations of $316.8 million for the year ended December 31, 2006. In the tax rate reconciliation, the adjustment for permanent differences was (18.8)%, or $(59.6) million.  The Company discloses its total tax reconciliation in percentages, rather than dollar amounts, which is permissible under FAS 109, paragraph 47.

The following permanent differences reduced the effective tax rate in the year to December 31, 2006:

•
$23.7 million or (7.5)% of favorable permanent difference relating to tax deductible amortization of intangible assets where no book amortization has been recorded. The permanent difference followed an inter-company transfer within the scope of FAS 109 paragraphs 9(e) and 121-124, such that the recognition of a deferred tax asset in respect of the difference between the tax basis of assets in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements was precluded; and

•
$23.6 million or (7.4)% of favorable permanent differences relating to research and development tax credits; as a specialist pharmaceutical company the Company incurs significant amounts of research and development expenditure that qualifies for favorable tax credits, which are treated as permanent differences. The expiration dates for these credits are disclosed in Note 29, Income Taxes.

The remaining net favorable permanent difference of $12.3 million, which has an impact of (3.9)% on the effective rate, comprises a number of smaller items which are usual for an international pharmaceutical company.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Angus Russell

Angus Russell
Chief Financial Officer

cc.  Matthew Emmens, Chief Executive Officer

Shire plc  Registered in England 5492592    Registered Office as above

 Appendix A – Note 29, Income Taxes, pages F-63 to F-64

Suggested enhanced disclosure reads as follows, (NB: changes to the current disclosure as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are underlined):

The effective rate of tax for the year to December 31, 2006 was 26.8% (2005: 27.5%, after excluding the impact of the $815 million (restated) write-off of IPR&D in respect of the TKT acquisition).  The effective rate has fallen by 0.7% as a result of an increase in deferred tax assets, offset by an increase in current tax liabilities.

The increase in deferred tax assets was primarily due to the reversal of valuation allowances following changes in estimates as to realization, and by the crystallization of additional losses (included within prior year adjustments above).

The Company reversed the valuation allowances following the implementation of tax planning strategies during the fourth quarter of the year to December 31, 2006, and the resulting revisions to projections of future earnings in the US, UK and other jurisdictions, as the Company’s management determined that it was now more likely than not that the tax loss carry-forwards would be realizable. This reversal included $120.1 million of the beginning of year valuation allowances. Prior to the reversal of these valuation allowances, the Company had determined that it was more likely than not that the related deferred tax assets would not be realized, primarily as a result of insufficient future taxable income being available to overcome negative evidence arising from cumulative losses.

The effect of this reversal is included in the increase in net deferred tax assets to $261.0 million at December 31, 2006 (2005: $116.2 million).  Realization of deferred tax assets is dependent upon generating sufficient taxable income to utilize such assets.  Although realization of these assets is not assured, it is more likely than not that the amount recognized will be realized.

The increase in current tax liabilities was primarily a result of additional tax contingencies of $187 million recognized in relation to ongoing tax audits (included in difference in taxation rates above).  These contingencies were recognized in the fourth quarter of 2006.  During that quarter the Company received correspondence in respect of the ongoing tax audits, proposing adjustments to certain filed tax positions. The tax audits cover a range of issues including transfer pricing, potential restrictions on the utilization of NOLs, potential taxation of overseas dividends and controlled foreign companies rules.

The contingencies were recorded following the Company’s review of these proposed adjustments, and the amounts recorded also include estimates of potential interest due in respect of tax paid late.

It is the opinion of the Company’s management that further losses in excess of those accrued, that would have a material impact on the Company’s consolidated financial statements, are not reasonably possible.

Shire plc  Registered in England 5492592    Registered Office as above